Exhibit 12.5
CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$35,586		$21,004
Less- Change in accounting principle	-		-
Add- Taxes (benefit) based on income (loss)	17,204		(10,944)

Net income before income taxes and change in accounting principle	52,790		10,060

Add- fixed charges:
Interest on long term debt	46,068	(1)	51,574
Estimated interest cost within rental expense	260		289
Amortization of net debt premium, discount, and expenses	976		801
Subsidiary preferred stock dividends	1,410		1,933
Adjust preferred stock dividends to pre-tax basis	682		(1,007)
Total fixed charges	49,396		53,590

Less: Adjustment of preferred stock dividends to pre-tax basis	682		(1,007)

Earnings available for fixed charges	$101,504		$64,657

Ratio of earnings to fixed charges	2.05		1.20

(1)  Includes FIN 48 interest expense